Exhibit 99.8

16/02/2005

Prepaid Forward Sale Transaction

Indicative Terms and Conditions

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions, (the “2002 ISDA Definitions”), as published by the International Swaps and Derivatives Association, Inc., are incorporated into these Indicative Terms and Conditions (the “Termsheet”) and any subsequent Confirmation.  The definitions and provisions contained in the May 2000 version of the Global Master Securities Lending Agreement (“GMSLA”), as published by the International Securities Lenders Association (the “Stock Loan Definitions”, together with the 2002 ISDA Definitions, the “Definitions”), are also incorporated into this Termsheet and any subsequent Confirmation.  In the event of any inconsistency between the 2002 ISDA Definitions and the Stock Loan Definitions, the 2002 ISDA Definitions will govern.  In the event of any inconsistency between the Definitions and this Termsheet, this Termsheet will govern.

For the avoidance of doubt, where any term or condition is not set out in this Termsheet, the fallback or term or condition set out in the 2002 ISDA Definitions shall be deemed to apply.

This Termsheet shall supplement, form a part of, and be subject to the 2002 ISDA Master Agreement (the “ISDA Agreement”) as if, on the Trade Date of this Transaction between the parties, the parties had executed that agreement (without any Schedule except for the election of English law as the governing law and GBP as the Termination Currency thereto) and had specified that the Automatic Early Termination provisions contained in Section 6(a) of such agreement would apply.

General Provisions

Buyer:	Credit Suisse (“CS”)

Seller:	Gallagher Holdings Limited

Shares:	Ordinary shares of Corus Group plc (Bloomberg code: CS/LN) (the “Issuer”)

Number of Shares:	54,826,632

Forward Price:	104.71 % of Initial Reference Price

Initial Reference Price:	GBP 0.56847

Initial execution method	By bought deal

Equity Notional Amount:	Number of Shares multiplied by the Initial Reference Price

Trade Date:	11 February 2005

Maturity Dates:	Trade Date + 12 months + i Business Days (with i varying from -5 to +5)

Prepaid Forward Amount:	98.741 % of the Equity Notional Amount, payable to Seller at Trade Date + 3 Business Days

Upfront Commission:	60 bps of the Equity Notional Amount, payable by Seller at Trade Date + 3 Business Days

Brokerage commission:	None

Net payment to be made by Buyer to Seller on T+3:	Prepaid Forward Amount minus an amount equal to the Upfront Commission.

Final Settlement

Cash Settlement:

Seller shall pay to Buyer on each Forward Cash Settlement Date the relevant Forward Cash Settlement Amount in relation to the number of Shares CS or any of its affiliates is able to buy on that Maturity Date in respect of this Transaction; to the extent that the Aggregate Preliminary Settlement Amount exceeds the Forward Cash Settlement Amount for that Maturity Date, the Forward Cash Settlement Amount shall be deducted from the Aggregate Preliminary Settlement Amount and no further payments shall be due from Seller to Buyer in respect of that Maturity Date.

In order to effect payment of the Forward Cash Settlement Amounts, Seller authorises Buyer to deduct from Seller’s account with Buyer an amount in GBP equal to the amount of each such Forward Cash Settlement Amount on the relevant Forward Cash Settlement Dates unless Seller has already paid such amount to Buyer on such date.

Settlement Type:	Cash Settlement over a 10 Business Day period

Settlement Price per Maturity Date (payable by Seller to Buyer)

On any of the Maturity Dates, the volume weighted average price at which CS or any of its affiliates is able to buy Shares in the market or otherwise in respect of this Transaction, on that Maturity Date, provided however, that the total number of Shares bought by CS or any of its affiliates in the market or otherwise in respect of this Transaction over all Maturity Dates shall not exceed the Number of Shares.

Forward Cash Settlement Amount

In respect of each Forward Cash Settlement Date, the sum of (i) the Settlement Price per Maturity Date with respect to that Maturity Date multiplied by the number of Shares bought by CS or its affiliates in respect of this Transaction on that Maturity Date and (ii) the Additional Settlement Amount with respect to that Maturity Date, if any.

Additional Settlement Amount

In respect of each Maturity Date,

Max, [0, (Market VWAP - Relevant Settlement Price) x N x 0.5]

Where:

“Market VWAP” means the Volume Weighted Average Price per Share as displayed under the heading “AQR” on Bloomberg CS/LN in respect of the period from 9.30 a.m. to 4.00 p.m. (London time) on that Maturity Date;

“Relevant Settlement Price” means the relevant Settlement Price per Maturity Date; and

“N” means the number of Shares bought by CS or its affiliates in respect of this Transaction on that Maturity Date.

Forward Cash Settlement Date	In respect of each Maturity Date, the next following Business Day

Preliminary Settlement

Preliminary Settlement Call

Three (3) Business Days prior to a Preliminary Settlement Date, CS or any of its affiliates will notify the Seller of the Preliminary Settlement Amount.  On or before the Preliminary Settlement Date the Seller will make payment of the Preliminary Settlement Amount to the account of the Seller held with the Buyer.

CS or any of its affiliates may, at any time after the first Preliminary Settlement Call, make further Preliminary Settlement Calls and notification in respect of such further Preliminary Settlement Calls will be made in accordance with the above terms.  On or before each such further Preliminary Settlement Date, payment of the Preliminary Settlement Amount stipulated in such further Preliminary Settlement Calls must be made by the Seller to the account of the Seller held with the Buyer.

Preliminary Settlement Date

Each Preliminary Settlement Date shall be the date that is two (2) Business Days prior to the relevant Maturity Date.

If CS or any of its affiliates notifies Seller of any further Preliminary Settlement Calls, the Preliminary Settlement Date in each case will be the date specified by CS or any of its affiliates to the Seller at the time of making such further Preliminary Settlement Call, provided, however, that such Preliminary Settlement Date will be at least three (3) Business Days following the date on which CS or any of its affiliates makes such further Preliminary Settlement Call.

Preliminary Settlement Price

The price at which CS, acting in good faith and a commercially reasonable manner, estimates that it or any of its affiliates will be able to purchase, in the market or otherwise, Shares in an amount equal to the number of Shares it intends to buy over the five (5) Maturity Dates following the relevant Preliminary Settlement Date, multiplied by up to 110%, as determined by CS at the relevant time.

Preliminary Settlement Amount	The product of the Preliminary Settlement Price and the number of Shares which CS intends to buy over the five (5) Maturity Dates following the relevant Preliminary Settlement Date

Aggregate Preliminary Settlement Amount

The sum of all Preliminary Settlement Amounts paid by the Seller into its account held with the Buyer minus the sum of all Forward Cash Settlement Amounts deducted in accordance with the “Cash Settlement” provision above.

Interest on Aggregate Preliminary Settlement Amount

The Aggregate Preliminary Settlement Amount will be held in the Seller’s account with the Buyer and interest will accrue on such amount in accordance with normal interest arrangements agreed between the parties for such account.

Use of the Aggregate Preliminary Settlement Amount

If, following the discharge of all obligations of the Seller to the Buyer in respect of all Forward Cash Settlement Amounts, the Aggregate Preliminary Settlement Amount is a positive amount, the Buyer will on the next Business Day following the final Forward Cash Settlement Date release the block on the Seller’s account with the Buyer in respect of the then remaining Aggregate Preliminary Settlement Amount.

Dividend Protection:

Grantor of Protection	Seller

Level of Protection	£0.00 per Share for the period from Trade Date to the final Maturity Date

Dividend Difference per Share	The difference between the gross cash dividend paid by the Issuer and the Level of Protection

Total Dividend Amount

The product of the Dividend Difference per Share and the Number of Shares. This amount will be paid by the Seller to the Buyer on the date on which the Issuer pays a dividend to holders of record of the Shares.

Additional Provisions

Calculation Agent

CS

Unwind Option

On any Business Day during the period from, and including, the Trade Date to, but excluding, the first Maturity Date and excluding any day which falls within the 10-Business Day redelivery period following notice of early termination of the Loan by the Lender to the Borrower (as such terms are defined in the GMSLA) (the “Redelivery Period”), the Seller may, upon prior notice to the Buyer (an “Unwind Notice”), designate a date as the first Maturity Date (an “Optional Maturity Date”) in respect of this Transaction.  The Unwind Notice must be delivered in writing to the Buyer no later than 12 noon at least two (2) business days’ prior to the Optional Maturity Date.

Such Unwind Notice will contain a covenant from the Seller to the Buyer that, in its capacity as Lender under the Loan, it will not thereafter give notice of early termination of the Loan to the Borrower under the Loan (as such terms are defined in the GMSLA).

Upon the exercise of this Unwind Option, the Final Settlement and Preliminary Settlement provisions shall apply as if such Optional Maturity Date were the first Maturity Date.

Costs

Seller will, on demand, pay the Buyer an amount equivalent to all costs and expenses incurred by the Buyer in relation to this Transaction, including, without limitation, any stamp, registration, documentation or similar tax or any transfer costs.  This obligation shall survive the termination of this Transaction and shall continue for a period of six years following the final Maturity Date.

To the extent that the Buyer has not incurred any stamp duty or stamp duty reserve tax (“SDRT”) in relation to the Loan (with the exception of any stamp duty or SDRT payable solely as a result of its failure to redeliver Shares subject to the Loan due solely to its default under the Loan), by the date which is the final Maturity Date, it will pay to Seller the sum of (i) GBP 311,672 or such lesser amount to account for any disbursements already made by the Buyer in respect of stamp duty or SDRT, and (ii) LIBOR as calculated on the balance of such amount from day to day.

If prior to the date which is one (1) year after the Trade Date stamp duty or SDRT becomes payable in respect of either (i) the delivery by the Seller to the Buyer of Shares subject to the Loan, or (ii) the redelivery by the Buyer to the Seller of Shares subject to the Loan, Seller shall be entitled to require Buyer to pay such amount (up to GBP 155,836 in respect of each of (i) and (ii) above) to the Inland Revenue on account of such stamp duty or SDRT.

Conduct of claims in respect of stamp duty or SDRT

Buyer will notify Seller of any demand for stamp duty or SDRT on the Loan and, to the extent reasonably practicable, will not communicate in writing with the Inland Revenue without first providing a draft of any proposed communication to the Seller and allowing the Seller a reasonable time within which to provide its comments on such proposed communication to the Buyer.  Further, Buyer will not agree or settle any such demand without notifying Seller of the proposed agreement or settlement and allowing the Seller a reasonable time within which to provide its comments on such proposed agreement or settlement to the Buyer.

Seller acknowledges that Buyer is under no obligation to act in accordance with any comments so provided by it in respect of any communication, agreement, settlement or otherwise.

Security Interest

Seller agrees that, if it exercises its right under the Loan to terminate the Loan prior to the Scheduled Termination Date (as defined in GMSLA) and calls for the redelivery by the Buyer of such Shares as are subject to the Loan, the Shares redelivered by Buyer to Seller will be held by the Seller in its account with the Buyer and will be subject to the security interest created by the General Deed of Pledge executed by the Seller in favour of the Buyer on January 20, 2004.

For the avoidance of doubt, the aforementioned General Deed of Pledge shall be a “Credit Support Document” for the purposes of the Agreement.

Documentation

ISDA Confirmation to be provided by CS

Governing Law

English Law

Set-Off

Standard ISDA set-off language

Business Days

London

Stock Loan Protection Clause:

The parties agree that, in the event of early termination of the Loan by the Lender (as such terms are defined in the GMSLA), the following provisions shall apply from and including the date on which notice of such early termination is given by the Lender to the Borrower (as defined in the GMSLA) to and including the final Maturity Date.  This Stock Loan Protection Clause shall not apply in the event of early termination of the Loan by the Borrower (as such terms are defined in the GMSLA) unless such early termination takes place when, in respect of this Transaction, a Potential Event of Default with respect to the Seller has occurred and is continuing.

The terms used below will have their meanings as defined in the 2002 ISDA Definitions and as set out below:

Non-Hedging Party	Seller

Hedging Party	Buyer

Initial Stock Loan Rate	0.25%

Maximum Stock Loan Rate	0.25%

Increased Cost of Stock Borrow	Applicable

Loss of Stock Borrow	Applicable

Determining Party	Buyer

For the purposes of this provision:

“Loss of Stock Borrow” means that the Hedging Party is unable, after using commercially reasonable efforts, to borrow (or maintain a borrowing of) Shares with respect to such Transaction in an amount equal to the Hedging Shares (not to exceed the number of Shares underlying the Transaction) at a rate equal to or less than the Maximum Stock Loan Rate;

“Increased Cost of Stock Borrow” means that the Hedging Party would incur a rate to borrow Shares in respect of such Transaction that is greater than the Initial Stock Loan Rate; and

“Hedging Shares” means the number of Shares that the Hedging Party deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to a Transaction to which “Loss of Stock Borrow” or “Increased Cost of Stock Borrow” is applicable.

Termination of Transaction following occurrence of either “Increased Cost of Stock Borrow” or “Loss of Stock Borrow”

For the purposes of this Transaction and notwithstanding the terms of Section 12.9(b)(iv) and Section 12.9(b)(v) of the 2002 Definitions, if, as a consequence of the occurrence of an “Increased Cost of Stock Borrow” Additional Disruption Event or a “Loss of Stock Borrow” Additional Disruption Event, either Hedging Party or Non-Hedging Party elects to terminate this Transaction in accordance with the provisions of the 2002 Definitions (an “Early Termination”), the notice of such Early Termination given by one party to the other shall be deemed to be an “Unwind Notice”.

The Transaction will unwind in the manner set out in the Unwind Option above, provided, however, that:

(i)            the “Optional Maturity Date” shall be the date which is two (2) Business days after the date on which the notice of Early Termination is deemed effective, and

(ii)           the number of Maturity Dates (and consequently the relevant period for Cash Settlement) shall be the number of Business Days remaining in the Redelivery Period from and including the Optional Maturity Date.

To the extent that this provision is inconsistent with the 2002 Definitions, this provision shall govern and for the purposes of this Transaction, the consequences of the occurrence of “Loss of Stock Borrow” and “Increased Cost of Stock Borrow” set out in Section 12.9(b)(iv) and Section 12.9(b)(v) of the 2002 Definitions, respectively, shall be amended by deleting the words “specifying the date of such termination, which may be the same day that notice of the termination is effective.  The Determining Party will then determine the Cancellation Amount payable the one party to the other.” in lines 11 and 12 of each Section respectively, and replacing them with the words “and the Transaction will terminate in accordance with the provisions of the related Confirmation.”.

Stock Loan

Documentation	GMSLA , together with Schedule and any relevant Annexures and Addenda

Lender	Gallagher Holdings Limited

Borrower	CS: it being understood that the Borrower may, at any time, appoint an agent for the purposes of the Loan

Loan	Lender will transfer to the Borrower 54,826,632 Ordinary shares of Corus Group plc (the “Shares”)

Collateral	None

Securities Lending Fee (payable upfront by the Borrower to the Lender)	An amount in GBP equal to the product of 25 bps of the number of Shares comprising the Loan multiplied by 0.56847

Scheduled Termination Date	17 February 2006

Early termination of Loan by Lender

Lender may not give Borrower notice of early termination of Loan during the period of 20 Business Days prior to the Scheduled Termination Date.  If Lender terminates the Loan prior to the Scheduled Termination Date then on the date on which the Loan is so terminated, Lender shall pay to Borrower a pro-rata amount of the Securities Lending Fee in respect of the period from the date of such early termination until the Scheduled Termination Date

Redelivery of Equivalent Securities

Notwithstanding the provisions of paragraph 8 of the GMSLA and any other provision of the GMSLA relating to redelivery of equivalent securities, the delivery of equivalent securities by the Borrower to the Lender shall be subject to a 10-Business Day redelivery period prior to the relevant termination date.  Borrower may redeliver equivalent securities to the Lender in such manner as it may deem appropriate during such 10-Business Day redelivery period.

Additional Event of Default

For the purpose of paragraph 10 of the GMSLA, it shall be an Event of Default if the Lender defaults under any transaction (including an agreement with respect to any such transaction) now existing or hereafter entered into between the Lender and the Borrower and such default results in a liquidation of, an acceleration of obligations under, or an early termination of such transaction or agreement, as the case may be.  The provisions of paragraph 10 of the GMSLA (as amended) shall apply.

Set-off

Paragraph 10 of the GMSLA is amended so that, upon the occurrence of an Event of Default, the Non-Defaulting Party (“X”) may, without prior notice to any person, set off any sum or obligation (whether or not arising under the GMSLA, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by the Defaulting Party (“Y”) to X or to any Affiliate of X, against any sum or obligation (whether or not arising under the GMSLA, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by X or any Affiliate of X to Y, and, for this purpose, may convert one currency into another.  If any sum or obligation is unascertained, X may in good faith estimate that sum or obligation and set off in respect of that estimate, subject to X or Y, as the case may be, accounting to the other party when such sum or obligation is ascertained.

This provision is in addition to and not in limitation of any other right or remedy (including any right to set-off, counterclaim, or otherwise withhold payment) under applicable law.

Costs

Lender will, on demand, pay the Borrower an amount equivalent to all costs and expenses incurred by the Borrower in relation to the Loan, including, without limitation, any stamp, registration, documentation or similar tax or any transfer costs.   This obligation shall survive the termination of the Loan and shall continue for a period of six years following the Scheduled Termination Date (as defined in the GMSLA) or the date of early termination of the Loan, as the case may be.

Representations:

Gallagher Holdings Limited represents to Credit Suisse that:

(i)         it has such sophistication, knowledge and experience in financial and business matters that it is capable of evaluating the merits, risks and suitability of entering into this Transaction and this Loan;

(ii)        the purpose and effect of this Transaction and this Loan and the manner in which it intends to account for this Transaction and this Loan are permissible and appropriate as a matter of local law, custom and practice in the applicable jurisdiction;

(iii)       it is solely responsible for deciding to enter into this Transaction and this Loan and has not relied on any other party, other than its independent external auditors, its tax advisors and an independent counsel, in respect of the accounting or tax treatment to be applied to the Transaction and the Loan, or the overall suitability of the Transaction and the Loan;

(iv)       it has the requisite corporate power and authority to enter into and perform this Transaction and this Loan.  The execution and delivery of this Termsheet by Gallagher Holdings Limited and the consummation by Gallagher Holdings Limited of the Transaction and the Loan contemplated hereby have been duly authorized by all necessary corporate action.  This Termsheet has been duly executed and delivered by Gallagher Holdings Limited; and

(v)        it represents and acknowledges that neither Credit Suisse nor any affiliate, employee or agent of Credit Suisse is acting as a fiduciary for or an advisor to it in respect of this Transaction and this Loan

Gallagher Holdings Limited further represents to Credit Suisse and its affiliates that:

(vi)       it is the absolute and beneficial owner of, and has good and marketable title to, the number of Shares to be placed in the market by bought deal pursuant to this Transaction and to be delivered pursuant to this Loan, free from all liens, charges and encumbrances;

(vii)      it is neither in possession of any material non-public information about the Issuer nor aware of any information regarding any adverse change or prospective adverse change in the condition of the Issuer that is not described in the Issuer’s most recent annual report or subsequent public information releases; and

(viii)     it is not an affiliate of the Issuer and does not have the right to designate any members to the Issuer’s Board of Directors or to otherwise influence the management or operations of the Issuer.

Credit Suisse and Gallagher Holdings Limited agree that the foregoing correctly sets forth the terms of their agreement in respect of this Transaction and this Loan.

CREDIT SUISSE		GALLAGHER HOLDINGS LIMITED

By		By
	Name: Title: Date: 16.02.05		Name: Title: Date: 16/02/2005
	Matthias Bolliger A 909 742 01 333 75 86 /s/ Matthias Bolliger Assistant Vice President		/s/ Demetrios Serghides Demetrios Serghides Director

/s/ Christian Blum
(Director)
SWI1—01 3344112
Christian Blum—A365681

Subject to internal credit approval, compliance and conflict of interest check-ups.

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